UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549

                Amendment No. 2 to
                    FORM 10-SB

    GENERAL FORM FOR REGISTRATION OF SECURITIES
             OF SMALL BUSINESS ISSUERS

   Under Section 12(b) or (g) of the Securities
               Exchange Act of 1934


                Peru Partners Ltd.
  (Name of small business issuer in its charter)

                      Nevada
                    76-0616472

          (State or other jurisdiction of
                 (I.R.S. Employer
          incorporation or organization)
                Identification No.)


           1600 Beach Avenue, Suite 707L
        Vancouver, British Columbia, Canada   V6G 1Y6
   (Address of Principal Executive Offices) (Zip Code)

    Issuer's telephone number    (604) 684-7024

Securities to be registered under Section 12(b) of
                     the Act:

Title of each class Name of each exchange on which each class is to be registered

                  Not Applicable

Securities to be registered under Section 12(g) of
                     the Act:

                   Common Stock
                 (Title of class)










                 TABLE OF CONTENTS

                                                       PAGE

PART 1

Item 1.   Description of Business                      2

Item 2.   Management's Discussion and Analysis or
Plan of Operation                                      20

Item 3.   Description of Property                      22

Item 4.   Security Ownership of Certain Beneficial
Owners and Management                                  22

Item 5.   Directors and Executive Officers,
Promoters and Control Persons                          23

Item 6.   Executive Compensation                       24

Item 7.   Certain Relationships and Related
Transactions                                           24

Item 8.   Description of Securities                    25

Part 11

Item 1.   Market Price of and Dividends on the
Registrant's Common Equity
and Related Stockholder Matters.                       26

Item 2.   Legal Proceedings                            26

Item 3.   Change in and disagreements with
Accountants                                            27

Item 4.   Recent Sales of Unregistered Securities      27

Item 5.   Indemnification of Directors and
Officers                                               28

Part F/S                                               29

Part 111

Item 1.   Index to Exhibits                            38

SIGNATURES                                             38









PART I

Item 1.        Description of Business

General

The Company was incorporated under the laws of the State of Nevada on August 19, 1999, and is in the early developmental and promotional stages. To date, the Company's activities have been organizational, directed at acquiring its principal asset, a three year license to distribute Vitamineralherb.com products to health and fitness professionals, in New York State described as New York State line south of highway
287 excluding the five boroughs of New York City, via the Internet, raising initial capital and developing its business plan. The company is a "start up" venture that will incur net losses for the foreseeable future. The Company has not commenced commercial operations. We have not generated any revenues. The company has minimal assets of $777 and has an accumulated deficit of $4,996. The company has no full time employees and owns no real estate.

Our auditors have issued a going concern opinion.
This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin selling our products. Accordingly, we must raise cash from sources other than the sale of our products. Our only other source for cash at this time is investments by others in our company. We must raise cash to implement our project and stay in business if our sales are not sufficient to support the company's operations. Peru Partners will incur additional expenses before becoming profitable. It is a relatively young company that has no history of earnings or profits and operates in a highly competitive market with extremely low barriers to entry.

The company's business plan is to market high-quality vitamins, minerals, herbs, nutritional supplements and other health and fitness to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers other health and fitness professionals, school and other fund raising programs and other similar types of customers via the Internet for sale to their clients.

Acquisition of the License

On February 14, 2000, Peru Partners acquired a sub-license agreement with David R. Mortenson and Associates (the "license"). David Mortenson is the husband of Dorothy Mortenson, the company's director and secretary. The license grants an exclusive right to distribute Vitamineralherb.com products to health and fitness professionals in New York State described as New York State line south of highway 287 excluding the five boroughs of New York City. Peru Partners Ltd. acquired the license under the terms of a settlement agreement by and between Peru Partners Ltd. and Mortenson &
Associates, an associate of Vitamineralherb.com.
Mortenson & Associates had granted Peru Partners
Ltd. a license to distributeand produce an oxygen enriched water product, called "Biocatalyst," for remediation of sewage and waste water in septic tanks and waste water treatment facilities.
In lieu of consulting fees owed by NW Technologies
Inc. to Mortenson & Associates, Mortenson and
Associates through a verbal agreement acquired its right to sublicense Biocatalyst to Peru Partners Ltd.
from NW Technologies Inc.

                         2

As a result of a dispute between Mortenson &
Associates' principal and NW Technologies,
Mortenson & Associates was unable to fulfill its obligations to Peru Partners under the license. NW
Technologies Inc. informed Mortenson that all rights to NW Technologies had been cancelled.
Mortenson and Associates decided not to pursue litigation. Mortenson and Associates has suspended all financial requirements since they do not have any agreement with NW Technologies, therefore they cannot enforce any financial requirements that they have with Peru Partners Ltd. Under the terms of the settlement agreement by and between Peru
Partners and Mortenson and Associates, Mortenson and Associates, an associate of Vitamineralherb.com, granted the license to distribute Vitamineralherb.com products to Peru Partners Ltd. in part for Peru Partners' agreement not to pursue its claims against Mortenson & Associates.

David R. Mortenson, past president of
Vitamineralherb.com, originally formed
Vitamineralherb.com Corp., a private company, and owns 200,000 shares. Mortenson & Associates, a general partnership of ten individuals including
David R. Mortenson, entered into an agreement to assist Vitamineralherb.com in marketing it's licenses. Mrs. Dorothy Mortenson, the company's director and secretary, wife of David R. Mortenson is not involved with Mortenson & Associates, nor is she involved with, nor owns any shares in Vitamineralherb.com.

Ms. Judy Tayler, the company's director and president, accepted the position of President of Vitamineralherb.com Corp. on May 1, 2001. On
August 1, 2001, David Mortenson transferred to Ms.
Tayler 250,000 shares of Vitamineralherb. These shares were transferred to Ms. Tayler as an inducement for her commitment of time and management to Vitamineralherb's business. On
August 1, 2001, Ms. Tayler was issued 2,000,000
Vitamineralherb.com shares for taking on the responsibilities of President and management of the company and it's licensees. The 2,000,000 shares were issued at a fair market value of $.001 or $2,000.

The dispute with NW Technologies does not affect the shares for rights exchange between Peru
Partners and Mortenson and Associates as Mortenson and Associates has supplied Peru Partners the Vitamineralherb license.

On August 20, 1999 the Company issued to its officers and directors a total of 2,500,000 shares of Common Stock in consideration of the time, effort and expenses of organizing the Company and developing its business plan. Peru partners also issued 200,000 shares of common stock to each of ten individuals in exchange for the rights to manufacture and market an oxygen-enhanced product for use in aquaculture, fish and poultry farming and the bioremediation of waste ponds and lagoons in the State of Massachusetts. The Company filed the necessary papers required for the issuance of these shares as required by Rule 504 of Regulation
D of the Act, as amended.


The License

We have a three-year license to market and sell
vitamins, minerals, nutritional supplements, and
other health and fitness products to medical
professionals, alternative health professionals,
martial arts studios and instructors, sports and
fitness trainers, other health and fitness
professionals, school and other fund raising
programs and other similar types of customers. All
of these individuals and organizations will order
their products via the Internet for sale to their
clients. The license will be automatically renewed
unless
                         3

Peru Partners or VitaMineralHerb.com gives the other notice of its intent not to renew.
Vitamineralherb.com has agreed to provide certain business administrative services to Peru Partners
Ltd., including product development, store inventory, website creation and maintenance, establishment of banking liaisons, and development and maintenance of an order fulfillment system, thereby enabling Peru Partners Ltd. to focus strictly on marketing and sales. Some, services, such as the development of the website and the order fulfillment system will be provided by Vitamineralherb.com, while others, such as product development and store inventory, will be provided by the product supplier.

Peru Partners Ltd. and its customers will also be able to request quotes for and order custom-formulated and custom-labeled products via the website. Three different labeling options are available to customers. First, products may be ordered with the manufacturer's standard label with no customization. Second, the fitness or health professional may customize the labels by adding its name, address, and phone number to the standard label. In most cases, these labels would be a standardized label with product information and a place on the label for the wording
"Distributed by." This gives these health and fitness professionals a competitive edge. Third, labels may be completely customized for the health or fitness professional.

When a fitness or health professional becomes a client, our salesperson will show the client how to access the Vitamineralherb website. The client is assigned an identification number that identifies it by territory, salesperson, and business name, address, and other pertinent information. The health or fitness professional may then order the products it desires directly through the Vitamineralherb.com website, paying for the purchase with a credit card, bank wire transfer, certified check or money order.
All products will be shipped by the
manufacturer or product supplier directly to the professional or their clients.

The website is maintained by Vitamineralherb.com, and each licensee pays an annual website maintenance fee of $500. All financial transactions are handled by an independent third party Internet clearing bank providing services to Vitamineralherb. The Vitamineralherb webmaster downloads e-mail orders daily, checks with clearing bank for payment and then submits the product order and electronic payment to its product suppliers. Vitamineralherb.com then forwards the money due Peru Partners Ltd. via electronic funds transfer, Vitamineralherb.com's software tracks all sales through the customer's identification number, and at month end, e-mails to our company a detailed report including sales commissions. Vitamineralherb has indicated that it is in the process of listing on major and secondary search engines, investigating the use of banner ads on major servers and websites, as well as researching additional ways of marketing the Vitamineralherb website and its products. Sales originating from the website to customers located in New York State line South of highway 287 excluding the five boroughs of New York City will automatically be assigned to Peru Partners Ltd.

The Territory

Peru Partners' territory is located in New York
State line South of highway 287 excluding the five boroughs of New York City. It is one of the most densely populated areas in the US.



                         4

Background on Manufacturers and Distributors

On June 9, 1999, Vitamineralherb.com entered into a manufacturing agreement with International
Formulation and Manufacturing, Inc., a
nutraceuticals  manufacturing firm, located in San
Diego, California, USA. International Formulation and Manufacturing is a contract manufacturer of vitamin, mineral, nutritional supplement, and alternative health products for various marketing organizations; International Formulation and
Manufacturing does no retail marketing.

In addition to a line of standard products, International Formulation and Manufacturing is able to manufacture custom blended products for customers. International Formulation and
Manufacturing also has the capability to supply privately labeled products for our customers at a minimal added cost. VitaMineralHerb.com has just begun developing its vitamin marketing and distributorship business.

On July 5, 2001, Vitamineralherb.com Corp entered into Letter of Agreement with Gaia Garden Herbal
Dispensary, located in Vancouver, British
Columbia. Gaia Garden has agreed to provide, at a pre-determined wholesale price, product to
Vitamineralherb.com Corp., its license holders and clients/distributors. In addition to a standard line of products, Gaia Garden Herbal Dispensary also has the capability to supply privately labeled products for our customers at a minimal added cost.

Implementation of Business Plan

Our current business plan is selling
Vitamineralherb.com products to targeted markets.
We intend to employ salespeople to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements and other health and fitness products. These professionals would sell the products to their clients via the Internet. Our company will achieve implementation of its business plan by meeting the following milestones:

Milestone 1: Confirmation of market
Management of Peru Partners has already begun to implement the first stage of the business plan. We intend to retain Mr. Edward Best of dealbuzz.com to do a marketing survey of the New York State territory. Mr. Best recently completed a sampling of 200 potential clients in the boroughs of Brooklyn, Queens and the Bronx, New York City considered by many to be one of the hardest and most competitive markets in the world. The results were very encouraging. 38% of the 200 potential customers contacted responded positively. Mr. Best estimates that it will take some 30 days to complete his sampling of our market. Our cost will be $1,500. *

Milestone 2: Establishment of an office.
One administration office is planned for our territory. Sales people would have offices in their own homes. The one office that we would establish would act as a coordinating and business office, looking after sales support, bookkeeping and payroll. This would include an office, equipment such as computers and telephones, and sample inventory for the salespeople. We estimate that office space will cost in the neighborhood of $16 per

5

square foot including taxes and insurance. We estimate that we will require about 1,000 square feet initially. The expense of office rental, equipment and inventory samples is estimated to be $48,000 per year. *

Milestone 3: Recruiting of sales people.
In order to keep expenses to a minimum, we initially plan to only hire three sales people to cover our territory, which is very densely populated. Potential clients will be pre-qualified by telephone and then paid a sales call. Sales people will be provided with a basic draw against commissions of $1,000 per month. The hiring process would include running advertisement in the local newspaper and conducting interviews. It is anticipated that hiring the salespeople may take four to eight weeks. The cost of the salespeople, not including compensation, is estimated at $20,000. *

Milestone 4.: Development of Advertising Campaign
We envision advertising of our products and services as a very low-keyed approach. We believe that direct mail is the best and most cost effective method of reaching our potential clients. Due to the fact that we are targeting a fairly narrow segment of the population as potential retailers, a well-designed mail piece and cover letter with follow up by telephone should be adequate to introduce us to our potential clients. Our potential customer base includes medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers. We will contact, where possible potential clients through professional and trade associations, as well as using various business directories, mailing lists and yellow pages listings. We will also receive commission from any other customer who purchases directly from the Vitamineralherb website who is located in our territory. It is anticipated that it would take approximately six to ten weeks to develop the advertising campaign, although, depending on the availability of resources, the company will attempt to develop its advertising campaign concurrently with establishing an office. The cost of developing the campaign including the design and production of a mailing piece is estimated at $12,000 per year. *

Milestone 5. Implementation of Advertising
Campaign/Sales Calls.
Implementation of the advertising campaign would begin with mailing the sales materials to the identified list of prospects. Approximately two to four weeks thereafter, the salespeople would begin telephone follow-ups and scheduling of sales calls. Although it will be necessary to make sales calls throughout the life of the company, it is estimated that the first round of sales calls will take approximately eight to twelve weeks to complete. The cost of salary and expenses for three salespeople is estimated at $180,000 per year. *

Milestone 6: Generation of Revenues.
It is difficult to quantify how long it will take to convert a sale call into actual sales and revenues. The company will not begin receiving orders until its sales force is able to convince potential clients to begin offering such products to their customers, or to convert from an existing supplier. The company hopes that clients would begin placing orders within weeks of a sales call, but it may take several months before people begin to purchase products. Moreover, customers may not be willing to pay for products at the time they order, and may insist on buying on account, which would delay receipt of revenues another month or two. *

*Peru Partners cannot guarantee that it will meet
any of the Milestones.
                         6

No commitments to provide additional finds have been made by management or shareholders.
Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to Peru Partners Ltd. or at all.

Peru Partners earns its revenues through mark ups on the products sold, set by Vitamineralherb.com.
Vitamineralherb will receive a 10% commission on gross sales made through the website by us. The
Vitamineralherb website shows the retail price for products. The company determines the discount structure that it offers to its clients/distributors. Our clients/distributors then set the purchase price to their customers. We advise Vitamineralherb of the discount structure that we have set up for our client/distributors. Discounts offered may vary due to volume purchases. (Wholesale prices are determined by a percentage off the retail price, and may vary somewhere between -40% to -60% depending on volume purchases, manufacturer bonus incentives, production costs, etc.

In the following example wholesale has been determined to be less 40% of suggested retail, a 10% gross override for Vitamineralherb, a 10% gross override for us, which gives our Client/distributor a 20% profit margin if they sold it at the suggested retail price.

Suggested  Vita 10%  Peru 10%   Client        Wholesale
Retail     Override  Override   Profit - 20%  Cost (-40%)
16.00       1.60      1.60       3.20          9.60
12.00       1.20      1.20       2.40          7.20

Peru Partners anticipates that these sales commissions will be its source of revenue and that these commissions will come only from sales completed in the geographical scope provided for in the License Agreement: in New York State described as New York State line south of highway
287 excluding the five boroughs of New York City.

Management of Peru Partners believes that a planned, slow-but-steady growth pattern will serve the organization in the best fashion. By keeping costs low and concentrating first on the major centers, we believe that we can generate revenues in a fairly short time.We expect initial orders by distributors who will retail our products to be a comparatively large purchase.

For example, new practitioners setting up their practices and stocking initial products - initial orders will typically be larger that those downline when they are just restocking product. Vitamineralherb's manufacturers and suppliers offer a bonus discount for first orders based on volume. Depending upon the supplier, bonuses could include special free products, free shipping or a further discount. We anticipate initial orders could range between $3,500 - $10,000 or between $20,000 - $30,000 depending upon the size of our
distributors/clients existing or anticipated clientele base. Consumer purchases of vitamins, minerals and herbal products through various professional practices can range from as little as fifteen dollars to in excess of five hundred dollars depending upon personal circumstances.
These projections have been based on verbal information received from our suppliers and upon personal experiences of Ms. Tayler, Peru Partner's
President. Investors are cautioned against attributing undue certainty from management's assessment as forecasted results may differ from actual results. It is management's intention to provide updated projections on a continuing basis in order to ascertain the continued viability of its business model. Should management's forecasts differ from actual results, management will provide an analysis of the reasons for the difference between actual and forecasted results.
The company will make full and prompt disclosure of material facts, both favorable and unfavorable, regarding its financial condition.

Industry Background

The Internet has become an increasingly
significant medium for communication, information and commerce. According to NUA Internet Surveys, as of February 2000, there were approximately
275.5 million Internet users worldwide. At the IDC
Internet Executive Forum held on September 28-29,
1999, IDC stated that in 1999 US $109 billion purchases involved the Internet. IDC's vice president, Sean Kaldor, indicated that figure is expected to increase more than ten-fold over the next five year to US $1.3 trillion in 203, with $842 million completed directly over the world-wide web. Peru Partners believe that this dramatic growth presents significant opportunities for online retailers.

"The electronic commerce industry is new, rapidly evolving and intensely competitive, and Peru
Partners expects competition to intensify in the future. Barriers to entry are minimal and current and new competitors can launch sites at a relatively low cost. In addition, the vitamin, supplement, mineral and alternative health product market is very competitive and highly fragmented, with no clear dominant leader and increasing public and commercial attention," "Many of Peru partner's potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than Peru Partners has. In addition, an online retailer may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well established and well-financed companies as use of the Internet and other electronic services increases. Competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than Peru Partners does.
Increased competition may result in reduced operating margins and loss of market share for our company.

The vitamin, supplement, mineral and alternative health product market.

In recent years, a growing awareness of vitamins, minerals, herbs, and other dietary supplements by the general public has created a whole new segment in the field of medicine and healthcare products.
According to Jupiter Communications, online sales of such products are expected to be US $434 million in the year 2003, up from $1 million in 1998. We believe that several factors are driving this growth, including a rapidly growing segment of the population that is concerned with aging and disease, a growing interest in preventative health care, favorable consumer attitudes toward alternative health products and a favorable regulatory statute, the Dietary Supplement Health and Education Act of 1994, which we believe benefits and protects the consumer and ourselves in numerous ways including regulations with respect to formulating, processing, labeling, adulterated or misbranded products and possible fraudulent advertising claims.

There is immense competition in the vitamin, mineral, supplement and herbal product market with no dominant leader.

According to PR Newswire, September 1999, the US herbal market in 1999 was estimated at $4 billion and the market is expected to increase to between $6-$8 billion with two years.

Peru Partners is a start-up operation. We cannot assure investors that we can compete competitively in this vast marketplace.


Based upon PR Newswire statistics, if we were to assume that the US herbal market in 2002 is $6 billion dollars, a one percent share of that market represents $6 million. If we were to assume that Peru Partner's was able to generate $250,000 in gross sales in 2002, Peru Partner's market share would only represent one twenty-fourth of one percent of the herbal market. The company would be an insignificant participant in the vitamin, mineral, supplement and herbal marketplace. The company cannot assure investors that it will be able to break into this huge market, nor that the company will generate sales or become a viable competitor in this vast competitive marketplace.

Health is an ongoing concern to consumers and professionals alike. The internet, known as the information highway, provides a multitude of information on health issues and concerns.
Professional trade journals are available on line, public libraries and newspapers are online, many health magazines have now incorporated e-zine sites as well as their printed magazines available at newsstands and checkout counters at the local supermarket. People interested in general or specific health concerns or who are facing life threatening illnesses, or have a loved one or a friend who has a particular life threatening or health issue are utilizing the vast amount of information that is available through the internet. Consumers want to be informed about health issues and the Vitamineralherb website has recently incorporated a great amount of valuable information available to consumers through its website. Vitamineralherb has also recently added the support services of trained, professional herbalists, professional aromatherapists, professional nutrition consultants, which will enable our distributors/clients customer's to ask questions and receive information with respect to their concerns. We believe that consumers are making informed purchases online.

Note: None of the above reports were prepared for the company, nor have any of the companies who prepared these reports received any compensation from us.

Regulatory Environment

The manufacturing, processing, formulating, packaging, labeling and advertising of the products we sell in New York State are or may be subject to regulation by the Food & Drug
Administration which administers the Federal Food, Drug, & Cosmetics Act along with relevant regulation thereto. Regulated products include herbal remedies, natural health remedies, functional foods and nutraceuticals.

The manufacturing, processing, formulating, packaging, labeling and advertising of the products Peru Partner's sell may also be subject to regulation by one or more U.S. federal agencies, including the Food and Drug
Administration, the Federal Trade Commission, the United States Department of Agriculture and the Environmental Protection Agency. These activities also may be regulated by various agencies of the states, localities and foreign countries in which consumers reside.

The Food and Drug Administration, in particular, regulates the formulation, manufacture, labeling and distribution of foods, including dietary supplements, cosmetics and over-the-counter homeopathic drugs. Under the Federal Food, Drug, and Cosmetic Act, the Food and Drug Administration may undertake enforcement actions against companies marketing unapproved drugs, or
"adulterated" or "misbranded" products. The remedies available to the Food and Drug
Administration include: criminal prosecution; an injunction to stop the sale of a company's products; seizure of products, adverse publicity;
and "voluntary" recalls and labeling changes.

Food and Drug Administration regulations require that certain informational labeling be presented in a prescribed manner on all foods, drugs, dietary supplements and cosmetics. Specifically, the Food, Drug, and Cosmetic Act requires that food, including dietary supplements, drugs and cosmetics, not be "misbranded." A product may be deemed an unapproved drug and "misbranded" if it bears improper claims or improper labeling. The
Food and Drug Administration has indicated that promotional statements made about dietary supplements on a company's website may constitute
"labeling" for purposes of compliance with the provisions of the Food, Drug, and Cosmetic Act. A manufacturer or distributor of dietary supplements must notify the Food and Drug Administration when it markets a product with labeling claims that the product has an effect on the structure or function of the body. Noncompliance with the Food, Drug, and Cosmetic Act, and recently enacted amendments to that Act discussed below, could result in enforcement action by the Food and Drug
Administration.

The Food, Drug, and cosmetic Act has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 and the Dietary Supplement
Health and Education Act of 1994. The Dietary
Supplement Health and Education Act created a new statutory framework governing the definition, regulation and labeling of dietary supplements.
With respect to definition, the Dietary Supplement
Health and Education Act created a new class of dietary supplements, consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients.
Generally, under the Dietary Supplement Health and
Education Act, dietary ingredients that were on the market before October 15, 1994 may be sold without Food and Drug Administration pre-approval and without notifying the Food and Drug
Administration. In contrast, a new dietary ingredient, i.e., one not on the market before October 15, 1994, requires proof that it has been used as an article of food without being chemically altered or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. Retailers, in addition to dietary supplement manufacturers, are responsible for ensuring that the products they market for sale comply with these regulations. Vitamineralherb's noncompliance could result in enforcement action by the Food and Drug
Administration, an injunction prohibiting the sale of products deemed to be non compliant, the seizure of such products and criminal prosecution.

The Food and Drug Administration has indicated that claims or statements made on a company's website about dietary supplements may constitute
"labeling" and thus be
subject to regulation by the Food and Drug
Administration. With respect to labeling, the Dietary Supplement Health and Education Act amends, for dietary supplements, the Nutrition
Labeling and Education Act by providing that "statements of nutritional support," also referred to as "structure/function claims," may be used in dietary supplement labeling without Food and Drug
Administration pre-approval, provided certain requirements are met. These statements may describe how particular dietary ingredients affect the structure or function of the body, or the mechanism of action by which a dietary ingredient may affect body structure or function, but may not state a drug claim, i.e., a claim that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease. A company making a "statement of nutritional support" must possess substantiating evidence for the statement, disclose on the label that the Food and Drug
Administration has not reviewed the statement and that the product is not intended for use for a disease and notify the Food and Drug
Administration of the statement within 30 days after its initial use. It is possible that the statements presented in connection with product descriptions on the Vitamineralherb.com site may be determined by the Food and Drug Administration to be drug claims rather than acceptable statements of nutritional support. In addition, some of Vitamineralherb.com's suppliers may incorporate objectionable statements directly in their product names or on their products' labels, or otherwise fail to comply with applicable manufacturing, labeling and registration requirements for over-the-counter or homeopathic drugs or dietary supplements. As a result, Vitamineralherb.com may have to remove objectionable statements or products from its site or modify these statements, or product names or labels, in order to comply with Food and Drug
Administration regulations. Such changes could interfere with Peru Partner's marketing of Vitamineralherb's suppliers products and could cause us to incur significant additional expenses.

In addition, the Dietary Supplement Health and
Education Act allows the dissemination of "third party literature" in connection with the sale of dietary supplements to consumers at retail if the publication meets statutory requirements. Under the Dietary Supplement Health and Education Act,
"third party literature" may be distributed if, among other things, it is not false or misleading, no particular manufacturer or brand of dietary supplement is promoted, a balanced view of available scientific information on the subject matter is presented and there is physical separation from dietary supplements in stores. The extent to which this provision may be used by online retailers is not yet clear, and we cannot assure you that all pieces of "third party literature" that may be disseminated in connection with the products we offer for sale will be determined to be lawful by the Food and Drug
Administration. Any such failure could render the involved product an unapproved drug or a "misbranded" product, potentially subjecting us to enforcement action by the Food and Drug
Administration, and could require the removal of the non-compliant literature from
Vitamineralherb.com's website or the modification of our selling methods, interfering with our continued marketing of that product and causing us to incur significant additional expenses. Given the fact that the Dietary
Supplement Health and Education Act was enacted only five years ago, the Food and Drug
Administration's regulatory policy and enforcement positions on certain aspects of the new law are still evolving. Moreover, ongoing and future litigation between dietary supplement companies and the Food and Drug
Administration will likely further refine the legal interpretations of the Dietary Supplement
Health and Education Act. As a result, the regulatory status of certain types of dietary supplement products, as well as the nature and extent of permissible claims will remain unclear for the foreseeable future. Two areas in particular that pose potential regulatory risk are the limits on claims implying some benefit or relationship with a disease or related condition and the application of the physical separation requirement for "third party literature" as applied to Internet sales.

In addition to the regulatory scheme under the Food, Drug and Cosmetic Act, the advertising and promotion of dietary supplements, foods, over-the-counter drugs and cosmetics is subject to scrutiny by the Federal Trade Commission. The Federal Trade
Commission Act prohibits "unfair or deceptive" advertising or marketing practices, and the Federal Trade Commission has pursued numerous food and dietary supplement manufacturers and retailers for deceptive advertising or failure to substantiate promotional claims, including, in many instances, claims made via the Internet. The
Federal Trade Commission has the power to seek administrative or judicial relief prohibiting a wide variety of claims, to enjoin future advertising, to seek redress or restitution payments and to seek a consent order and seek monetary penalties for the violation of a consent order. In general, existing laws and regulations apply fully to transactions and other activity on the Internet. The Federal Trade Commission is in the process of reviewing its policies regarding the applicability of its rules and its consumer protection guides to the Internet and other electronic media. The Federal Trade Commission has already undertaken a new monitoring and enforcement initiative, "Operation Cure-All," targeting allegedly bogus health claims for products and treatments offered for sale on the Internet. Many states impose their own labeling or safety requirements that differ from or add to existing federal requirements.

We cannot predict the nature of any future state or Federal laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. Although the regulation of dietary supplements is less restrictive than that of drugs and food additives, we cannot assure you that the current statutory scheme and regulations applicable to dietary supplements will remain less restrictive. Further, we cannot assure you that, under existing laws and regulations, or if more stringent statutes are enacted, regulations are promulgated or enforcement policies are adopted, we are or will be in compliance with these existing or new statutes, regulations or enforcement policies without incurring material expenses or adjusting our business strategy. Any laws, regulations, enforcement policies, interpretations or applications applicable to our business could require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling or scientific substantiation.

Regulation of the Internet.

Food and Drug Regulated products under the Food and Drug Administration which administers the Federal Food, Drug, & Cosmetics Act include herbal remedies, natural health remedies, functional foods and nutraceuticals. In general, existing laws and regulations apply to Peru Partner's sale of vitamins, mineral and herbal supplements on the Internet; however, the precise applicability of these laws and regulations to the Internet is sometimes uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet or electronic commerce. Nevertheless, numerous federal and state government agencies have already demonstrated significant activity in promoting consumer protection and enforcing other regulatory and disclosure statutes on the Internet.

Additionally, due to the increasing use of the Internet as a medium for commerce and communication, it is possible that new laws and regulations affecting Peru Partners sale of vitamins, mineral and herbal supplements on-line may be enacted with respect to the Internet and electronic commerce covering issues such as user privacy, freedom of expression, advertising, pricing, content and quality of products and services, taxation, intellectual property rights and information security. The adoption of such laws or regulations and the applicability of existing laws and regulations to the Internet may impair the growth of Internet use and result in a decline in Peru Partner's sales.

Peru Partner's sales will be made through its distributors and clients, who will be required to produce an appropriate tax ID number in order to order wholesale from the Vitamineralherb.com website.

Competition

The electronic commerce industry is new, rapidly evolving and intensely competitive, and Peru
Partners expects competition to intensify in the future. Barriers to entry are minimal and current and new competitors can launch sites at a relatively low cost. In addition, the vitamin, supplement, mineral and alternative health product market is very competitive and highly fragmented, with no clear dominant leader and increasing public and commercial attention.

Competition in the health care product field is intense. The vitamin, supplement, mineral and alternative health product market is huge, very competitive and highly fragmented with no dominant leader. We are a start-up operation and there is no guarantee that we can break competitively into this huge market. The competition is immense.
However we feel that we have a niche, inasmuch as we have narrowed our focus to a small segment of the market. We feel we have an excellent line of products, supported by professionals and our website is supported with a strong educational segment so that our distributors/clients and their customers can make well-informed choices.

Our competitors can be divided into several groups including:
-traditional vitamins, supplements, minerals and alternative health products retailers;
-the online retail initiatives of several traditional vitamins, supplements, minerals and alternative health products retailers;
-online retailers of pharmaceutical and other health-related products that also carry vitamins, supplements, minerals and alternative health products;
-independent online retailers specializing in vitamins, supplements, minerals and alternative health products;
-mail-order and catalog retailers of vitamins, supplements, minerals and alternative health products, some of which have already developed online retail outlets; and
-direct sales organizations, retail drugstore chains, health food store merchants, mass market retail chains and various manufacturers of alternative health products

Example 1.

The following example represents a partial listing of competitor on-line websites under the heading-vitamins, minerals, herbs.


     nutritional-health-products.com,
     lchaimherbal.com, ripplecreek.com,
     vitanetonline.com, allstarhealth.com,
     myhealthstore.com, cybervitamins.com,
     phyrmnet2000.com, vitamins4life.com,
     bodyweightloss.com, pennysaved,com,
     dietdivas.com, musclemass.com, metasure.com, shakleeonline.com, bwell101.com, increasedhealth.com, all-at-one.com, sunflowerhealth.vstorenutrients.com, grabmyshare.com, planetwellness.com, naturalhealthlink.com. vstorecentral.com, ssnutrition.com, mall.com, gatvitamins.com, vibrantwellness.com, the musclecompany.com, marsgroup.com, soothingherbals.com, allnatural.freelife.com, inetsupermall.com, leadingstore.com, worldwidewebazaar.com, greenstoday.com, wellnessvalue.com, nutritionalsupplements.com, mothernature.com,
     Amazon.com, Yahoo.com, ...

Other competitors: Nature's Medicine Cabinet,
Herbal Wisdom, formulas for Health, Watkins
Products, Natural Way Herbs, Super Blue Green
Nutritional Products, .....

Many of our potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. In addition, an online retailer may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the Internet and other electronic services increases.

Competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than our company does. Increased competition may result in reduced operating margins and loss of market share.

We believe that the principal competitive factors in our market are:

-ability to attract and retain customers;
-breadth of product selection;
-product pricing;
-ability to customize products and labeling;
-quality and responsiveness of customer service.

The company believes that it can compete favorably on these factors. However, we will have no control over how successful our competitors are in addressing these factors. In addition, with little difficulty, our online competitors can duplicate many of the products or services offered on the Vitamineralherb.com site.

We believe that traditional retailers of vitamins, supplements, minerals and other alternative health products face several challenges in succeeding:

Lack of convenience and personalized service.
Traditional retailers have limited store hours and locations. Traditional retailers are also unable to provide consumers with product advice tailored to their particular situation.

Limited product assortment. The capital and real estate intensive nature of store-based retailers limit the product selection that can be economically offered in each store location.

Lack of Customer Loyalty. Although the larger traditional retailers often attract customers, many of these customers are only one-time users.
People are often attractive to the name brands, but find the products too expensive. It is understood that these are quality products and have value, but the multilevel structure of marketing often employed by large retailers mandate high prices.

As a result of the foregoing limitations, the company believes there is significant unmet demand for an alternative shopping channel that can provide consumers of vitamins, supplements, minerals and other alternative health products with a broad array of products and a convenient and private shopping experience.

We hope to attract and retain consumers through the following key attributes of our business:

Broad Expandable Product Assortment. Our product selection is substantially larger than that offered by store-based retailers.

Low Product Prices. Product prices can be kept low due to volume purchases through our affiliation with Vitamineralherb.com. Product prices will also be lower due to our lack of need of inventory and warehouse space. All products are shipped from our product supplier's warehouses.

Accessibility to Customized Products. At minimal cost, health and fitness practitioners may offer their customers customized products.

Access to personalized programs. Health or fitness profession can tailor vitamin and dietary supplement regimes to their clients.

Administrative Offices

The Company currently maintains a mailing address at PO Box 5034 Alvin, TX 77512-5034 that is the mailing address of its Corporate Secretary. The
Company's telephone number is (281) 331-5580.
Other than this mailing address, the Company does not maintain any other office facilities but does anticipate the need for other office facilities when and if commencement of our business plan occurs. At present, the Company pays no rent or other fees for the use of this mailing address.

Employees

The company is a development stage company and currently has no employees. Peru Partners Ltd. is currently managed by Judy Tayler and Dorothy
Mortenson, its officers and directors. Peru
Partners looks to Ms. Tayler and Mrs. Mortenson for their

                        15
entrepreneurial skills and talents. For a complete discussion of Ms. Tayler's and Mrs. Mortenson's experience, please see "Directors and Executive
Officers". Management plans to use consultants, attorneys and accountants as necessary and does not anticipate a need to engage any full time employees until such time as the company is funded properly and initiates application of its business plan. Although there is no current plan with respect to either nature or amount, remuneration may be paid to or accrued for the benefit of the Company's directors and Officers in conjunction with the commencement of business.


Peru Partners may hire marketing employees based on the projected size of the market and the compensation necessary to retain qualified sales employees. A portion of any employee compensation likely would include the right to acquire stock in Peru Partners Ltd. which would dilute the ownership interest of holders of existing shares of its common stock.

Risk Factors

We have incurred losses since our incorporation on August 19, 1999 and expect losses to continue for the foreseeable future.

We are in the early stages of development and have incurred losses of $4,996 since inception. We have only recently acquired our principal asset, an exclusive license to market and sell
Vitamineralherb.com brand products. We expect to incur additional expense before becoming profitable, if we ever become profitable. Our ability to achieve and maintain profitability and positive cash flow is completely dependent upon our ability to market and sell the Vitamineralherb.com brand product line. We cannot guarantee that we will be successful in realizing revenues or achieving or sustaining positive cash flows in the future and any such failure could have a material adverse effect on our business, financial condition and results of operations.

Ms. Judy Tayler and Mrs. Dorothy Mortenson, the company's officers and directors have no experience in marketing and sales of health supplements, or e-commerce, which may hamper the implementation of our business plan or result in business failure.

Ms. Tayler and Mrs. Mortenson
have no experience in sales and marketing of health related products over the Internet. Ms
Tayler and Mrs. Mortenson's lack of relevant experience may cause them tomake poor business decisions, possibly leading to the failure of the company. Because shareholders and future investors will not be able to evaluate the merits of business decisions of the Company, they should carefully and critically assess the information concerning our officers and directors.

 Ms. Tayler and Mrs. Mortenson have other business interests to which they devote their attention and they may have limited time to offer to our company.

The company will be dependent upon its officers and directors, Ms. Tayler and Mrs. Mortenson's, entrepreneurial skills and experience to implement its business plan and may, from time to time, find that their inability to devote full time and attention to its affairs will result in delay(s) in progress towards the implementation is its business plan or in a failure to implement its business plan. Mrs. Mortenson may only spend between 5-15 hours a week on the company's business. Mrs. Tayler is also president of Vitamineralherb.com Corp. and may only be able to spend approximately 30 hours per week on our company's business.

                        16

Conflicts of interest may arise from the relationship between Peru Partner's Secretary,
Dorothy Mortenson and David R. Mortenson, and
David R. Mortenson's interest in Mortenson &
Associates and Vitamineralherb.com Corp.

Conflicts of interest may arise from the relationship between the company's secretary
Dorothy Mortenson and David R. Mortenson. Dorothy
Mortenson, the company's Secretary, is the wife of David R. Mortenson. Mortenson & Associates, a general partnership of ten individuals including
David R. Mortenson, entered into an agreement to assist Vitamineralherb.com in marketing it's licenses.David Mortenson, is past president of Vitamineralherb.com and owns 200,000 shares of Vitamineralherb. We cannot assure investors that conflicts of interest will not arise, and if there is a conflict of interest that the parties will be able to mediate such conflict in a manner that does not harm our company.

We have limited funds and such funds are not adequate to implement our business plan. We will have to obtain additional financing which may not be available

We have very limited funds and such funds are not adequate to implement our business plan. The ultimate success of the Company may depend on our ability to raise additional capital. We have not investigated the availability, source or terms that might govern the acquisition of additional financing. When additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations would be severely limited and commencement of business is impossible. We will need additional funds to complete our development phase and achieve a sustainable sales level where ongoing operations can be funded out of revenues. In order to implement our business plan, fund requirements for the first year are estimated to be $260,000.
These expenses will exceed the funds we have on hand and we will have to obtain additional financing through an offering or capital contributions by current shareholders. No commitments to provide additional funds have been made by management or shareholders. Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to us or at all. If we fail to raise additional funds, we will be unable to implement our business plan and we will likely fail.

Peru Partners will need additional financing which may dilute the ownership interest of investors

We may raise additional funds through the issuance of equity, equity-related or convertible debt securities. The issuance of additional common stock will dilute existing stockholders. We may issue securities with rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution.

Our Company's securities, when available for trading, will be subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors.

For purposes of the rule, the phrase "accredited
investors" means, in general terms, institutions
with assets exceeding $5,000,000 or individuals
having a net worth in excess of $1,000,000 or
having an annual income that exceeds $200,000 (or
that, combined with a spouses income, exceeds
$300,000). For transactions covered by the rule,
the broker-
                        17

dealer must make a special suitability
determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of our Company's securities to buy or sell in any market that may develop.

In addition, the Securities and Exchange
Commission has adopted a number of rules to regulate "penny stocks." Such rules included Rules
3a51-1, 15g-1, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-
7 under the Securities and Exchange Act of 1934, as amended. Because the securities of our Company may constitute "penny stock" within the meaning of the rules, the rules would apply to our Company and its securities. The rules may further affect the ability of owners of shares in our Company to sell their securities in any market that may develop for them.

No market may develop for our common stock and investors may be unable to sell their shares.

There is no public market for our common stock and no assurance can be given that a market will develop or that any shareholder will be able to liquidate his investment without considerable delay, if at all. If a market should develop for Peru Partner's stock, the price may be highly volatile. In addition, an active public market for our common stock may not develop or be sustained.
Factors such as those discussed in this "Risk
Factors" section may have a significant impact on the market price of our securities. Owing to the low price of the securities, many Brokerage firms may not be willing to effect transactions in our company's securities. Even if a purchaser finds a broker willing to effect a transaction in our common stock the combination of brokerage commissions, state transfer taxes, if any, and other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of ours securities as collateral for loans. Thus, a purchaser may be unable to sell or otherwise realize the value invested in our stock.

The company has no employment agreement with Ms.
Tayler or Mrs. Mortenson and they only spend part time on our business. Their leaving may adversely affect our company's ability to operate.

The company does not have an employment agreement with Ms. Tayler or Mrs. Mortenson and as a result, there is no assurance that will continue to manage the company's affairs in the future. Nor has the company obtained a key man life insurance policy on either Ms. Tayler or Mrs. Mortenson. We could lose the services of Ms. Tayler and Mrs.
Mortenson, or they could decide to join a competitor or otherwise compete directly or indirectly with our company, which would have a significant adverse effect on our business and could cause the price of our stock to be worthless. The services of Ms. Tayler and Mrs.
Mortenson would be difficult to replace.

The company will indemnify its officers and directors for expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been company directors or officers. Our directors liability is limited. This indemnification policy and our directors limited liability could result in substantial expenditures by the company.

As permitted by Nevada law, the Company's Articles of Incorporation and by-laws of the company provide that the company will indemnify its officers and directors for expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been company directors or officers,

                        18

unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. We will bear the expense of such litigation for any of our directors, officers, employees or agents, upon such person's promise to repay us therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us. No director of the corporation shall be liable to the corporation or any of its shareholder for monetary damages for an act or omission in the directors capacity as a director, except that the company shall not authorize the elimination or limitation of liability of a director of the corporation to the extent the director is found liable for: (i) a breach of such directors duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of such director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which such director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director, office; or
(iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. Accordingly, we will have a much more limited right of action against our directors than otherwise would be the case.

There is intense competition in the vitamin and herbal supplement industry and we may not be able to successfully compete.

There is currently intense competition worldwide in the marketing and sale of vitamins and herbal supplements, as the public continues to experiment with alternative medicines and therapies. Many of our competitors have greater financial and other resources, better distribution networks and/or greater name recognition than our brand. We can't guarantee that we will be able to successfully compete in the industry and achieve any levels of profitability.

We may experience a loss of control by present management should the company complete a future financing and issue stock for capital invested that could result in a change of control of the company and our present management could be replaced.

The Company may consider a future financing in which we would issue as consideration for the capital invested, an amount of our authorized but unissued common stock, that would, upon issuance, result in a majority of the voting power being transferred to the investor(s). At present
1,250,000 shares are held my management, which represents a control percentage of 27.78%. The result would be that the new shareholder(s) would control the Company and persons unknown could replace the Company's management at this time. In addition, our majority shareholders could sell their control block to an outside party, resulting in the same type of situation.

There is no public market for the Company's common stock and no assurance can be given that a market will develop or that any shareholder will be able to liquidate his or her investment without considerable delay.

There is no public market for the Company's Common
Stock and no assurance can be given that a market will develop or that any shareholder will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact on the market price of the Company's securities. Owing to the

                        19

low price of the securities many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in the Company's
Common Stock, the combination of brokerage commissions, state transfer taxes, if any, any other selling costs may exceed the selling price.
Further, many lending institutions will not permit the use of such securities as collateral for loans.

Our shareholders may face significant restrictions on the resale of our stock due to state blue sky laws.

Because our securities have not been registered for resale under the blue sky laws of any state, the holders of such shares and those persons desiring to purchase them in any trading market that may develop in the future, should be aware that there may be significant state blue sky law restrictions on the ability of investors to sell and of purchasers to buy our securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Reports to Security Holders

Peru Partners Ltd. has voluntarily elected to file this Form 10-SB registration statement in order to become a reporting company under the Securities
Exchange Act of 1934, as amended. Following the effective date of this 10-SB registration statement, the company will be required to comply with the reporting requirements of the Securities
Exchange Act of 1934, as amended. Peru Partners
Ltd. will file annual, quarterly and other reports with the Securities and Exchange
Commission, we will also be subject to
the proxy solicitation requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, will furnish an annual report with audited financial statements to its stockholders.

Available Information

Copies of this registration statement may be inspected, without charge, at the SEC's public reference roomsin Washington,
D.C. Please call the SEC at 1-800-SEC-0300 for further information on the operation of its public reference room. In addition, copies of this material also should be available through the Internet by using the SEC's Electronic Data
Gathering, Analysis and Retrieval System, which is located at http://ww.sec.gov.

Item 2.        Management's Discussion and
Analysis or Plan of Operation

The following discussion and analysis of Peru
Partner's financial condition and results of operations should be read in conjunction with the audited financial statements and accompanying notes and the other financial information appearing elsewhere in this Form 10-SB.

This Form 10-SB contains forward-looking
statements, the accuracy of which involve risks
and uncertainties. Words such as "anticipates,"
"believes," "plans," "expects," "future,"
"intends" and similar expressions are used to
identify forward-looking statements. This Form 10-
SB also contains forward-looking statements
attributed to certain third parties relating to
their estimates regarding the potential markets
for Vitamineralherb products. Prospective
investors should not place undue reliance on these
forward-looking statements, which apply only as of
the date of this Form 10-SB. Actual results could
differ materially from those anticipated in these
forward-looking statements
                        20

for many reasons, including the risks faced by Peru Partners Ltd. described elsewhere in this Form 10-SB. The following discussion and analysis should be read in conjunction with Peru Partner's financial statements and notes thereto and other financial information included elsewhere in this Form 10-SB.

Plan of Operation
During the period from August 19, 1999 (inception) through June 30, 2001, the Company has engaged in no significant operations other than organizational activities, and acquisition of the right to market Vitamineralherb products and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. The Company received no revenues during this period. Vitamineralherb's website is operational and payment of orders can be made by check, money order, or credit cards - VISA or MasterCard. Vitamineral's website address is: www.vitamineralherb.com.
For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, as amended, and expenses associated with setting up a company structure to begin implementing our business plan. We anticipate that until these procedures are completed, we will not generate revenues and may continue to operate at a loss thereafter, depending upon the performance of the business.

Peru Partners Ltd.'s business plan is to begin marketing and selling Vitamineralherb products.

Liquidity and Capital Resources

We remain in the development stage and, since inception, have experienced no significant change in liquidity or capital resources or shareholders' equity. The Company's balance sheet for the period of August 19, 1999,(inception)through June 30, 2001, reflects current assets of $0.00 in the form of cash, and total assets of $777. Organizational expenses of $1,273 were paid for by the initial shareholders and expensed to operations.

We expect to carry out our plan of business as discussed above. The company has no immediate expenses, other than the $1,273 of organizational expenses incurred and paid by the initial shareholders on behalf of Peru Partners. Judy
Tayler will serve in her capacity as an officer and director of Peru Partners Ltd. without compensation until a market is developed for the Vitamineralherb products.

Peru Partners Ltd.'s business plan is to sell
Vitamineralherb.com products to targeted markets.
It intends to employ sales people to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, vitamins, minerals, nutritional supplements, and other health and fitness products. These professionals would sell the products to their clients via the Internet.

 Based primarily on discussions with the licensor, we believe that during our first operational quarter, we will need a capital infusion of approximately $90,000 to achieve a sustainable sales level where ongoing operations can be funded out of revenues. This capital infusion is intended to cover costs of advertising, hiring and paying two salespeople, and administrative expense. In addition, we will need approximately

                        21

$260,000 in the event we determine that our market will not pay in advance and we will have to extend credit.

In addition, we may engage in a combination with another business. We cannot predict the extent to which our liquidity and capital resources will be diminished prior to the consummations of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity with which we may eventually combine. The company has not engaged in any discussions concerning potential business combinations, and has not entered into any agreement for such a combination.
The company will need additional capital to carry out its business plan or to engage in a combination with another business. No commitments to provide additional funds have been made by management or other shareholders.
Accordingly, there can be no assurance that any additional funds will be available on terms acceptable to us or at all. Our company has no commitments for capital expenditures.

Item 3.                  Description of Property

The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at PO Box 5034 Alvin, TX 77512-5034, which is the address of its secretary. We pay no rent for the use of this mailing address. We do not believe that we will need to maintain an office at any time in the foreseeable future until the business plan is substantially implemented. Our telephone number is (281) 331-5580.


Item 4.  Security Ownership of Certain
Beneficial Owners and Management

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

                         Number of       Percentage of
                         Shares Owned    Class Owned
Name and Address         Beneficially

  J.P. Beehner              1,250,000       27.78
  P.O. Box 2370
  Alvin, TX 77512-2370

  Dorothy A. Mortenson      1,250,000       27.78
  P.O. Box 5034
  Alvin, TX 77512-5034

David R. Mortenson*           200,000       04.45

  All directors and
  Executive officers
  As a group
  (2 persons)               2,700,000       60.01


                          22
* Mr. Mortenson is the husband of Dorothy A.
Mortenson. Mr. Mortenson holds 200,000 shares of
Common Stock representing 4.45% of the total shares issued and outstanding. His holdings should be considered to be beneficially owned by his wife.

The company is not aware of any arrangements which may result in a change in control.


Item 5.        Directors, executive officers,
promoter and control persons.

The Directors and executive officers currently serving the Company are as follows:

  Name                        Age

Positions Held and Tenure     56
Judy Tayler                                 President and Director since
                                            September, 2000
Dorothy Mortenson             50            Secretary and Director since
                                            August, 1999

The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholder meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement of which none currently exists or is contemplated.
There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The directors and officers of the Company will devote their time to the Company's affairs on an as needed basis. As a result, the actual amount of time, which they will devote to the Company's affairs, is unknown and is likely to vary substantially from month to month.

Biographical Information

Judy Tayler
Ms. Tayler became President of Peru Partners on
September 1, 2000. On May 1, 2001, Mrs. Tayler accepted the position of President of Vitamineralherb.com Corp. Ms. Tayler is currently self-employed as a business consultant and since
1997 has provided consulting services for clients in a variety of areas including business positioning, marketing and financing. In 1999 Ms.
Tayler arranged a $1.5M financing for one of her clients International Communications and
Equipment. Ms. Tayler also provided part-time consulting services to a British Columbia Member of the Legislative Assembly during 1998 and 1999.
From 1994 through 1996 she owned and operated a Clinical Hypno-Anaesthesia Therapy practice. She has approximately ten years experience within the stock market community, and previous to 1995 has served as a director for publicly listed companies. Ms. Tayler has extensive work experience in administration and investor relations.

Dorothy Mortenson.
Mrs. Mortenson, who is the Company's Secretary, has served as an officer and director of the Company since its organizational meeting on August
20, 1999. From 1997 to present,

                        23

Mrs. Mortenson, who is self-employed, together with her husband, David R. Mortenson, has been engaged as a consultant, assisting small emerging companies with marketing and sales. From 1990 to 1997 Mrs. Mortenson assisted her husband in various enterprises in the country of Belize.
While in Belize Mrs. Mortenson installed and taught computerized accounting systems to non-government organizations and businesses. Since returning to the US, Mrs. Mortenson and her husband, David R.
Mortenson, have jointly written business plans and help various companies with their marketing plans.

Indemnification of Officers and Directors.

As permitted by Nevada law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers, unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the forgoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liabilities

Pursuant to the laws of the State of Nevada, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Nevada
Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

The officers and directors of the Company presently devote between 5-15 hours a week to the affairs of the company... Ms. Tayler and Mrs.Mortenson are prepared to devote more hours, and if necessary hire additional personnel. There is no procedure in place, which would allow Ms.
Tayler or Mrs. Mortenson to resolve potential conflicts in an arms-length fashion. Accordingly, they will be required to use their discretion to resolve them in a manner, which they consider appropriate.

Item 6.             Executive Compensation

  No officer or director has received any
remuneration for Peru Partners Ltd. Although there is no current plan in existence, it is possible that we will adopt a plan to pay or accrue compensation to our officers and directors for services related to the implementation of our business plan. The company has no stock option, retirement, incentive, defined benefit, actuarial, pension or profit-sharing programs for the benefit of its directors or officer, but the board of Directors may recommend adoption of one or more such programs in the future. The company has no employment contract or

                        24

compensatory plan or arrangement with any executive officer of Peru Partners Ltd. The directors current do not receive any cash compensation from our company for their services as members of the Board of Directors. There is no compensation committee, and no compensation policies have been adopted. See "Certain
Relationships and Related Transactions".

Item 7. Certain Relationships and Related
Transactions.

No director, executive officer or nominee for election as a director of Peru Partners Ltd., and no owner of five percent or more of Peru Partners outstanding share or any member of their immediate family have entered into or proposed any transaction in which the amount received exceeds
$60,000.

 On August 20, 1999 the Company issued to its officers and directors a total of 2,500,000 shares of Common Stock in consideration of the time, effort and expenses of organizing the Company and developing its business plan. Peru partners also issued 200,000 shares of common stock to each of ten individuals in exchange for the rights to manufacture and market an oxygen-enhanced product for use in aquaculture, fish and poultry farming and the bioremediation of waste ponds and lagoons in the State of Massachusetts. The Company filed the necessary papers required for the issuance of these shares as required by Regulation D of Rule
504 of the Act, as amended.

Although there is no current plan in existence, it is possible that we will adopt a plan to pay or accrue compensation to our officers and directors for services related to the implementation of our business plan.

We maintain a mailing address at the office of our Secretary, but otherwise do not maintain an office. As a result we pay no rent and incur no expenses for maintenance of an office and do not anticipate paying rent or incurring office expenses in the future. It is likely that we will establish and maintain an office after our business is operating and the volume of business and the addition of personnel dictate the acquisition of adequate premises.

Although management has no current plans to cause the Company to do so, it is possible that we may enter into an agreement requiring the sale of all or a portion of the Common Stock held by our current stockholders to other individuals or business entities. It is more likely than not that any sale of securities by our current stockholders would be at a price substantially higher than that originally paid by such stockholders or deemed to have been paid through our acquisition of our principal asset. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8. Description of Securities Common Stock

The Company's Articles of Incorporation authorize the issuance of 25,000,000 Shares of Common Stock.
Each record holder of Common Stock is entitled to 1 vote for each share held on all matters properly submitted to the stockholders for their vote. The
Articles of Incorporation do not permit cumulative voting for the election of directors.

                        25

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution are made to the preferred shareholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares are, and all unissued shares when offered and sold, will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent

The Company is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for the Company's securities. Should our securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.


Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. Additionally, the
Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The
Company intends to comply with the periodic reporting requirements of the Securities Exchange
Act of 1934 for so long as it is subject to those requirements.


PART II

Item 1.   Market  Price and Dividends on the
          Registrant's Common Equity and Related
          Stockholder Matters

No public trading market exists for the Company's securities. There were twelve (12) holders of record of the Company's common stock on March 31, 2001. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.


Item 2.                  Legal Proceedings

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

                        26

Item 3. Changes in and Disagreements With Accountants

Not applicable.


Item 4.  Recent Sales of Unregistered Securities

Since August 19, 1999, the date of the Company's formation, the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

Name of          Date of                           Purchase Price per
Shareholder      Purchase   Shares     Aggregate   Price    Share

J. P. Beehner    8/20/99#   1,250,000    1,250,000   1250      .001

Dorothy A.
Mortenson        8/20/99#   1,250,000    1,250,000   1250      .001

David R.
Mortenson        8/20/99*     200,000      200,000    200      .001

Joshua J.
Mortenson        8/20/99*     200,000      200,000    200      .001

Joshua Daniel
Smetzer          8/20/99*     200,000      200,000    200      .001

Don Lawson
Kerster          8/20/99*     200,000      200,000    200      .001

Marie M. Charles 8/20/99*     200,000      200,000    200      .001

Roy Donovan
Hinton, Jr.      8/20/99*     200,000      200,000    200      .001

Eberhard Mueller 8/20/99*     200,000      200,000    200      .001

Rick Wilson      8/20/99*     200,000      200,000    200      .001

George R. Quan   8/20/99*     200,000      200,000    200      .001

David Young      8/20/99*     200,000      200,000    200      .001

#    Issued in consideration of pre-incorporation
services and expenses
* Issued in consideration of the transfer of the Company's main asset, a three year license to distribute Vitamineralherb.com products to health and fitness professionals, in New York State described as New York State line south of highway
287 excluding the five boroughs of New York City, via the Internet.

All of the listed sales were made in reliance upon the exemption from registration offered by Section
4 (2) of the Securities Act of 1933. The Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distributions, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the

                        27


merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. A filing of Form D has been made to the Securities and Exchange Commission concerning the issuance of the aforementioned shares. All such sales were made without the aid of underwriters, and no sales commissions were paid.

On February 29, 2000, four of the shareholders described above transferred their shares to four other individuals. These four selling shareholders received consideration of $200.00 each for their shares. The purchasers represented and warranted to the Sellers that Purchasers were "accredited investors" as that term is defined in Rule 501 of Regulation D under the Securities Act of 1933. These were sales between private individuals.

Item 5. Indemnification of Directors and Officers

 The Articles of Incorporation and the By-laws of the Company, filed as Exhibits 3.1 and 3.2, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence of misconduct in the performance of duty.



                        28









                     EXHIBIT 1


               FINANCIAL STATEMENTS





                Peru Partners Ltd.




                PERU PARTNERS LTD.

           (A Development Stage Company)




                   AUDIT REPORT

                   June 30, 2001




            Ron Lambrecht, C.P.A.,PLLC
            Certified Public Accountant
                610 9th Street East
             Kalispell, Montana  59901
                  (406) 752-5533

                PERU PARTNERS LTD.
         (A DEVELOPMENT STAGE ENTERPRISE)

           INDEX TO FINANCIAL STATEMENTS

                 TABLE OF CONTENTS


ITEM                                                  PAGE

Independent Auditors' Report...................       F-2

Balance Sheet .................................       F-3

Statement of Operations........................       F-4

Statement of Cash Flows........................       F-5

Statement of Stockholders' Equity..............       F-6

Notes to the Financial Statements..............  F-7, F-8




                        30






           Ron Lambrecht, C.P.A., L.L.C.
            Certified Public Accountant
                610 9th Street East
             Kalispell, Montana  59901
                  (406) 752-5533


INDEPENDENT AUDITORS'S REPORT

To the Board of Directors - Peru Partners Ltd.
(A Development Stage Company)
P. O. BOX 5034
Alvin, Texas 77512

I have audited the accompanying Balance Sheet of Peru Partners Ltd. (a Development Stage
Enterprise) as of June 30, 2001, and June
30, 2000 and the Statements of Operations,
Stockholders' Equity, and Cash Flows for the period August 19 1999(Inception) to June 30, 2001 and June 30, 2000. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.
My audit was made in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peru Partners Ltd... (A
Development Stage Enterprise) as of June 30, 2001, and June 30, 2000 and the results of its operations and changes in its cash flows for the period from August 19,1999 (Inception) through June 30, 2001, and June 30, 2000 in conformity with generally accepted accounting principles.
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note. 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ron Lambrecht, C.P.A.
July 22, 2001



(The accompanying notes are an integral part of the financial statements)

                        F-2
                        31


                PERU PARTNERS LTD.
         (A DEVELOPMENT STAGE ENTERPRISE)

BALANCE SHEET


                      ASSETS

                                  June 30,   June 30,
                                  2001       2000
Current Assets
      Cash                           0          0

Total Current Assets                 0          0

Other Assets
License Rights
(Notes 1, 11 and 111)             777         1,444

Total Other Assets                777         1,444

Total Assets                      777         1,444

       LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities             $1,273        1,273
Stockholders' Equity:
    Common Stock, $0.001 Par Value; 25,000,000Shares
    Authorized, and 4,500,000 Shares Issued and
Outstanding                      4,500        4,500

    Additional Paid-In Capital       0            0

   (Deficit) Accumulated During
the Development                 (4,996)      (4,329)

Total Stockholders' Equity
(Deficit)                         (496)         171
Total Liabilities And
Stockholders' Equity            $  777        1,444


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
FINANCIAL STATEMENTS

                        F-3
                       32



                PERU PARTNERS LTD.
         (A DEVELOPMENT STAGE ENTERPRISE)
              STATEMENT OF OPERATIONS


                                                        From
                         Accumulated          Twelve    August 19,1999
                         From August 19,1999  Months    (date Inception)
                        (date inception)      ended      to
                        to June 30, 2001      June 30,   June 30,2000
                                              2001


REVENUES                                                      $      0


Operating Expenses

    Legal Fees                   3,773                           3,773
    License Written-Off          1,223          667                556

Total Operating Expenses         4,996          667              4,329

Net (Loss) for the Period      $(4,996)       $(667)           $(4,329)

Net (Loss) per Share                         $(0.01)            $(0.01)



Weighted Average Number of
Common Shares Outstanding                   4,500,000          4,500,000









THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
FINANCIAL STATEMENTS








                        F-4
                         33

                PERU PARTNERS LTD.
         (A DEVELOPMENT STAGE ENTERPRISE)
              STATEMENT OF CASH FLOWS

     FOR THE PERIOD AUGUST 19,1999 (INCEPTION)
               THROUGH JUNE 30, 2000
         JULY 1,2000 THROUGH June 30, 2001


                        Accumulated from  Twelve    From August 19,1999
                        August 19, 1999   Months    (date,inception)
                        (date, inception) ended     through
                        to June 30,2001   June 30,  June 30, 2000
                                          2001

Cash Flows to
Operating  Activities

     NET LOSS                  $(4,996)    (667)         (4,329)

    NON-CASH ITEMS
    Legal Fees                   2,500                    2,500
    License written-off          1,223      667             556

   Change in Non-Cash
   Working Capital Liabilities

   Accounts Payable              1,273                    1,273

   NET CASH USED by Operating
  Activities                         0        0               0

  CHANGE IN CASH                     0        0               0
  Cash - beginning of period         0        0               0
  Cash - end of period               0        0               0

  NON CASH FINANCING ACTIVITIES
A total of  2,500,000 shares were
issued to the officers and
directors for Legal fees.        2,500                    2,500

  A total of 2,000,000 shares were
  issued for the acquisition of a
  License from a company controlled
  by officer director
  (NOTES 111, 1V)                2,000                    2,000
  Total Non-Cash Financial
  Activities                     4,500                    4,500




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                        F-5
                        34


                PERU PARTNERS LTD.
         (A DEVELOPMENT STAGE ENTERPRISE)
    STATEMENT OF STOCKHOLDERS; EQUITY (DEFICIT)
     FOR THE PERIOD AUGUST 19, 1999(INCEPTION)
               THROUGH JUNE 30,2001

                                                   (Deficit)
                                                   Accumulated
                   Common     Common   Additional  During the   Total
                   Stock      Stock    Paid-in     Development  Stockholders'
                   Number of  Amount   Capital     Stage        Equity


August 20, 1999
Issuance of
Common Stock for
Legal and Fees     2500000     2500    0            0             $2,500

Issuance of Common
Stock for License
August, 1999       2000000     2000    0            0              2,000

Share Transfer
Feb 15,2000        *800000
Share Reissue
Feb 15,2000       *(800000)       0    0            0                  0

Deficit for the
Period From
August 19,1999
(Inception)
Through June
30, 2001                 0        0    0            ($4,996)     ($4,996)


Balance June 30,
2001              4500000     $4500  $ 0            ($4,996)       ($496)

*Private transaction between four original shareholders and four new shareholders.


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
FINANCIAL STATEMENTS



                        F-6
                        35





                PERU PARTNERS LTD.
          (A Development Stage Enterprise)

           NOTES TO FINANCIAL STATEMENTS
                   June 30, 2001

NOTE 1-ORGANIZATION AND HISTORY, DEVELOPMENT STAGE COMPANY

Peru Partners Ltd. herein (the "Company") was incorporated in the State of Nevada on August 19,1999.

The company was granted rights to market and distribute vitamins, minerals, nutritional supplements, and other health and fitness products for the State of New York lying south of Highway
287 excluding the five boroughs of New York City.
The grantor of the license offers these products for sale from various suppliers on their website.
See Note 1V regarding related party transactions.

The Company is in the development stage. In a development stage company, management devotes most of its activities in developing a market for its products. Planned principal activities have not yet begun. The ability of the Company to emerge form the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise 3 additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.

NOTE 11-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEVELOPMENT STAGE ACTIVITIES
The Company has been in the development stage since inception.

(a)  Year End
     The Company's fiscal year end is June 30.

(b)  Accounting Method
     The Company records income and expenses on the accrual method.

(c)  Cash and Cash Equivalents
     The Company considers all highly liquid
     instruments with a maturity of three months or less at the time of the issuance to be cash equivalents.

(d)  Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods.
     Actual results could differ from those
     estimates.


                      F-7/32
                        36



(e)  Licenses
     Costs to acquire licenses are capitalized as incurred. These costs will be amortized on a straight line basis over their remaining useful lives. The license has a three year life. The carrying value of the license is evaluated in each reporting period to determine if there were events or circumstances, which would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including assessing the Company's ability to bring the commercial applications to market, related profitability projections and undiscounted cash flows relating to each application which necessarily involves significant management judgment.

NOTE 111-LICENSES

(a) On August 20, 1999 the Company acquired a license for a product. The Company has exclusive right to distribute and market the product under a private label in the State of Massachusetts for a period of three years expiring August 20, 2002.
The Company issued 2,000,000 shares at a fair market value of $.001 or $2,000. The shares were issued to the licensor who are members of a partnership and whose general partner is also a spouse of a director and officer of the Company.

(b) The Company was granted rights to market vitamins, minerals, nutritional supplements and other health and fitness products through the Grantor's Web Site. The Company desires to market these products to medical practitioners, alternate health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness practitioners, school and other fund raising programs and other similar types of customers for the State of New York lying south of Highway 287, excluding the five boroughs of New
York City. The Company must pay an annual fee of $500 for maintenance of the Grantor's Web Site.
The license is for an initial three years from February 14, 2000, and is automatically renewable unless either party to the license agreement gives ninety days written notice or non-renewal prior to expiration date. The license calls for a 10% add-on for all products purchased. No additional amounts have been recorded on the financial statements regarding the granting of the license.


NOTE 1V - SUBSEQUENT EVENTS

Jim Beehner and Dorothy Mortenson, the Company's original officers and directors, have each purchased 1,250,000 shares of the common stock at a price of $0.001 per share for an aggregate price of $2,500. Dorothy Mortenson's husband is David R.
Mortenson. David R. Mortenson, originally formed
Vitamineralherb.com Corp, a private company, and is past president of Vitamineralherb.com., the company which is the Grantor in the license with the company to license products. Mortenson and Associates, is a general partnership of ten individuals including David R. Mortenson. On May
1, 2001, Judy Tayler, the company's director and president, accepted the position of president of Vitamineralherb.com Corp.




                        F8








                     PART 111


     Index of Exhibits

     2.1  *Articles of Incorporation

     2.2  *By-laws

     4.0  *Sample Stock Certificate

     10.1 *License Agreement


     23.1 Consent of Auditor

*Previously submitted,

                    SIGNATURES

In accordance with Section 12 of the Securities exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                         PERU PARTNERS LTD.


August 21, 2001

By:_________________________

/s/Judy Tayler, President, Director
Judy Tayler, President, Director





                        38





EXHIBIT 23.1  CONSENT OF INDEPENDENT AUDITORS


I consent to the reference to my firm under the captions "Accountants On Accounting and Financial
Disclosure" and to the use of my report dated July
22, 2001 in the Registration Statement of Form
10SB and related Prospectus of Peru Partners Ltd., for the registration of shares of its common stock.



August 21, 2001


By: /s/ Ron Lambrecht
       Ron Lambrecht C.P.A., LLC
       Certified Public Accountant
       Kalispell, Montana